OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



SwitchPitch, LLC
1000 Wisconsin Avenue, NW, Suite 100,
Washington, DC 20007

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

Who are we?

SwitchPitch is revolutionizing the way big and small companies do business together. We see ourselves as the LinkedIn for business development – just as on LinkedIn, professionals post their resumes and employers hire them in the LinkedIn marketplace, on SwitchPitch, startups and other small businesses post their "profiles" and larger enterprises who need projects done that they can't do themselves hire the startups to do those projects – and, we've proven that we get deals done!

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In the past, scrappy startups and small businesses could not break into Corporate America, often repeatedly meeting with the wrong contacts and wasting precious time with long sales cycles that rarely resulted in closed deals.

We are solving this problem by developing an online software-as-a-service (SaaS) platform enabling big companies to manage their startup and small/medium enterprise (SME) engagements. The platform consists of 1) a database of 35,000+ startups / SMEs and 2) a marketplace where enterprises can publish internal projects that they can't undertake, themselves, due to staffing and/or business development constraints – and match those projects with startups or SME's that can.

The projects range from nice-to-have ancillary needs to vexing problems with core business lines; and nimble startups / SMEs can bid on the projects with cutting edge solutions. We believe this industry-changing platform is now a state of the art marketplace for innovation.

The platform is in beta use with large enterprises like Metlife, Syngenta, Thales, Barclays and others to connect with early-stage innovation. To date, SwitchPitch's marketplace has hosted more than 200 projects, with a 40% success rate getting signed deals between big and small companies. Gannett, Samsung, HBO, Assurant, and many more have signed deals using SwitchPitch.

SwitchPitch has been recognized by the US Department of Commerce and The White House through a jointly-hosted event at the Department of Commerce, sponsored by the White House Startup Demo Day program, and been featured in *Fast Company, Entrepreneur, Inc., Bloomberg*, *Washington Post*, *US News*, *Real Money with Ali Velshi*, *Upstart Journal*, *LA Times* and many more publications.

How does our product work?

We created a custom built platform called SwitchPitch Connect. By harnessing the power of the marketplace, large enterprises now have the ability to easily post a project and outline their needs, such as company model, budget, timeline, necessary business inclusions, and solution expectations. They can include images, PowerPoint and videos. We then promote the projects to our vast network of global startups, which are tagged according to industry so they can see projects specifically relating to their business model. Big companies are charged from $1,000 to $10,000 per month for platform access.

Platform Features:

1. **Identify:** Once the account is created, platform clients search our database of 35,000+ startups / SMEs to identify relevant small companies for their projects.

2. **Qualify:** Clients easily post a project, from nice-to-have ancillary needs to vexing problems with core business lines. They outline their project needs, such as company model, budget, timeline, necessary business inclusions, and solution expectations.

3. **Engage:** SwitchPitch promotes the projects to our vast network of global startups / SMEs who are tagged according to industry, so they can see projects specifically relating to their business model. Startups / SMEs develop innovative solutions using either their existing technology or custom-build solutions that play on their unique abilities. Startups / SMEs post a bid and the big company is notified to visit the platform.

4. **Track:** Enterprise clients review the bid, keep the startup informed of the review process, and let the startup know if it is a finalist. Clients track startups using tags, notes and watch lists. Clients then sets up interviews, chooses a small company, and the deal gets done. Deal details are logged on Connect for ongoing tracking.

Our platform is cloud-hosted by Amazon Web Services and delivered to clients via the Internet.

Why now/ what's our market?

Large enterprises are admitting that they can't innovate at an adequate pace internally, and, therefore, are increasingly looking outside for innovation. This makes large companies more inclined to look for innovative solutions by cooperating with small and more nimble companies. At the same time, the number of startups is exploding due to dropping technology and other company-formation costs. We believe we can help connect these companies, large and small, to each other.

Accenture's recent report on digital collaboration indicates that digital collaboration between large and small business is a $1.5 trillion growth opportunity, equivalent to 2.2% of global GDP and we believe we can capture a substantial portion of this market.

Who are our clients?

We signed our first paid enterprise client, Citi, in the last quarter of 2015. We have approximately 200 users that can be classified as enterprise beta testers and we connect them to 35,000+ startup profiles. Our large enterprise beta users include MetLife, Carat, Barclays, and Thales.

SwitchPitch provides tools for startups to self-differentiate by listing affiliations with accelerators / investors, business history, ratings and more. This provides actionable intelligence to our enterprise clients. The startups in our database consist mainly of innovative small companies that have developed new technology. We measure performance primarily on number of deals done. Approximately 40% of projects posted on our platform turned into deals signed.

We are convinced that the impact of the platform on our clients is profound. Large enterprises meet innovative startups that develop frontline solutions for their business needs. These solutions come at a cost savings due to startups' lower overhead and eagerness to partner with large companies. As a result, they often receive better and faster products and services that they would have had to develop in house with corporate bureaucracy or externally via large consulting firms.

For startups, they save enormous amounts of time by avoiding the endless process of cold-calling big companies, wasting more time trying to blindly navigate the internal bureaucracy before ever reaching the decision maker, only to find they are unsuitable for the needs of the big company. This process is costly to the startup/SME in terms of time, money, management effort, and frustration. SwitchPitch Connect can save the startup/SME time and energy by helping to connect the right people and the right projects out of the gate. Furthermore, the large enterprise is also helped by using a much more efficient, targeted system to connect with startups/SME's.

We estimate that startups have generated more than $3 million in revenue from big companies using SwitchPitch Connect. We believe this revenue would not have flowed to startups without our platform. This helps startups "finance" their growth through revenue, which is a much more desirable alternative to raising outside capital and giving up equity. For example, Gannett posted a user review need on SwitchPitch Connect. APX Labs answered the call. It submitted a solution, and the deal was done. APX Labs created a technology solution that has changed the way the Gannett team does business. APX likely would have never known about the project without SwitchPitch Connect, and Gannett would not have had a finished project as fast and as cheaply if they'd tried to do the project internally.



Our fees and business model (B2B SaaS Business Model):

	Standard ($1,000/month)	Pro ($5,000/month)	Enterprise ($10,000/month)
Efficient tools to manage projects	✔	✔	✔
Project posting per month	*10*	*20*	*Unlimited*
Participation with live SwitchPitch events *(customize startup Terms/Conditions and more!)*	*2*	*5*	*Unlimited*
Private project directory	-	✔	✔
Search startup directory	-	✔	✔
Direct introductions to startup networks	-	✔	✔
Save and share startups internally	-	-	✔
Log deal details on startup profiles	-	-	✔
Push projects to specific startups *(TechStars, Dreamit and many more!)*	-	-	✔
Invite startup to bid on project	-	-	✔
Customization features	-	-	✔

Our competition

Our main competitors are:

	SwitchPitch	DevPost	Partnered	You Noodle	Matter mark	Kite	CB Insights	Ideo
Startup profiles	X	x	X	X	x	x	x	
3rd-party startup data	X	x	X		x	x	x	
Post challenges / hackathons	X	x	X	X				x
Startup submissions	X	x		X				
Used by multiple corporate divisions	X		X					x
Scalable model	X				x	x	x	
Idea aggregation	X							x
Projects Marketplace	X							

We believe that our competitive advantage lies in our comprehensive approach, which includes a large startup database, and marketplace for projects –providing an end-to-end solution.

Unique elements of our solution enable enterprises to:

- Identify: Identify startups using 35,000+ startup directory, searchable by tags, geography and more!

- Qualify: Qualify startups using profiles with reviews, project portfolio history, press mentions, and much more!

- Engage: Invite startups to respond to your projects - a modern-day RFP.

- Track: Track startups using tags, notes, watch lists and deal tracking.

Our platform is open for all startups to create profiles and connect with large companies. Most of our competitors control access by startups to their network, potentially leaving out many great startups.

Given that we are still in beta mode, some of our competitors offer greater ease of adoption and onboarding on their platforms. With the funds being raised in this financing, we expect

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to expend greater resources on product development to build the best user experience in the market.

Due Diligence

Due diligence by CrowdCheck, Inc.



SwitchPitch, LLC
Expires November 6, 2016

OUR PEOPLE

We currently have one full-time employee, Michael Goldstein, and have been working with a team of freelance contractors and advisors to build and scale the platform:

Team:

- *Business development*: Jeff Ryder (via Glacier Point Ventures) handles enterprise positioning and outreach. Jeff previously served as Chief Strategy Officer at Exelis (XLS); 15 years innovation / strategy experience
- *Technology*: Mikhail Kuklin (via Clevertech) handles all platform technology, including new functionality, database administration and security. Mikhail has eight years full stack development experience
- *Design*: Cage Sodhy (via Subture) handles all site design and marketing collateral, as well as overall branding. Cage has 10 years design and UX/UI experience
- *Marketing*: Mariah Robinson (via Bearly Marketing) handles social media, PR and advertising. Mariah recently graduated from University of Southern California and has two years marketing experience

We plan on hiring employees in the future to further build out and expand our platform and to help with business development.

Advisors:

- David Steinberg - Zeta Interactive (CEO). David is also an investor in SwitchPitch.
- Allen Morgan - IdeaLab / Mayfield Fund (former managing director) Allen Morgan is an investor in SwitchPitch.
- Ian McNish - LinkedIn Founding Team. Ian McNish is an investor in SwitchPitch.
- Bill Angeloni - FreeMarkets GM (former)

Officers and directors

This table shows officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Michael Goldstein	Founder/ Managing Member	43	August 2013	Yes

Michael Goldstein - Founder and Managing Member
As founder and managing member, Michael is in charge of managing all business activities, including sales, fundraising and product development. Michael has over 15 years of experience with start-up businesses. His ventures included Magazine-of-the-Month, which sold to Magazines.com in 2004; DealPal, which he founded in 2006 and subsequently sold to Caivis Acquisition Corporation in 2010. In 2012, he founded Exhilarator Services, which helped new business getting started. He also raised seed fund and invested in eight startups including AdsNative (subsequently funded by InterWest Partners) and Umano (subsequently funded by Mark Cuban). Michael graduated from Boston University in 1995.

Related party transactions

Michael Goldstein is the founder, and currently managing member, of Exhilarator LLC, which is a related party. Exhilarator, LLC has advanced funds to SwitchPitch and paid certain expenses on the company's behalf. As of December 31, this related party was owed $10,182, and as of December 31, 2014 the amount due to this related party was $8,496. These balances are non-interest bearing and payable on demand.

In addition, a $25,000 convertible note was issued to Exhilarator, LLC. The terms of this note are described below under "Recent Offerings of Securities."

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We are selling convertible notes.** The notes will convert into equity securities at the option of the investor (you) or upon the occurrence of specified events, including a public offering raising $250,000 or more, or a private offering raising $1,000,000 or more. The notes convert at a discount of 20%, meaning you are rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time a holder of the note decides to convert might value the company at an amount well below $4.5 million valuation cap, so you should not view the $4.5 million as being an indication of the company's value.

- **Our auditor has issued a "going concern" opinion.**
  We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to make any profits at all.

- **We plan to reorganize the company as a Delaware corporation prior to converting the notes in this Offering into equity interests but do not currently have a conversion plan**. We are currently organized as a District of Columbia limited liability company. We plan to reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition of the company, or maturity of the notes. However, we do not have a currently have a conversion plan in place. The approval of any plan will require unanimous consent of the members of our LLC at the time the plan is effected.

- **We do not currently have a limited liability company operating agreement**. We don't have an operating agreement, which sets out obligations of company and our managers and members. Therefore rely on the default provisions of the District of Columbia LLC act, which could lead to uncertainty.

- **Does anyone want our product and will they pay enough for it?** We will only succeed if we establish a stable client base including large enterprise clients. Slow adoption by enterprise clients would mean that we would not be able to generate enough revenue from them. It could also have a knock-on effect and cause our start-up clients to abandon our platform.

- **We may not be able to develop and protect technology in accordance with our plans**. Our plan to develop artificial intelligence technology to recommend startups to large companies based on project specifics may fail. We may spend a lot of time and money on designing the technology only to find out it does not work. We have been dependent on a single developer to work on our platform and we will require additional resources to make the platform more robust so that sophisticated enterprises are able to use it on a wider scale. Even if we successfully develop our technology, we may not be able to obtain appropriate intellectual property protection for it, which would make it less valuable.

- **We are not going to make any profits for at least 3 years**. We do not have significant revenues and no profits are projected for the next 3 years, at the very least. There is no guarantee we will make any profits after 3 years or ever.

- **Michael Goldstein is our sole key manager.** We depend on the skills and experience of Michael Goldstein. Michael works full time, but needs to hire further employees to successfully scale up. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We will need more people to join our company**. We will need additional engineers, and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **The company is going to need more money.** We might not sell enough securities in this Offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

- **We have a number of competitors.** There are other companies providing services similar to ours. Some of these companies may be able to develop technologies superior to ours and may succeed in taking some of our clients.

- **Any valuation at this stage is pure speculation.** We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security, which, as we point out above, has no set price until someone else invests in us. Don't think you can make that call? Then don't invest.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of equity in SwitchPitch, LLC, Inc. are reflected in the table below:

Beneficial owner	Percent of voting power prior to the Offering
Michael Goldstein	86.3% of membership interests

David Steinberg	8.7% of membership interests
Allen Morgan	5% of membership interests

Note: we included all current owners of equity and not only owners of 20% or more of our equity because the company does not currently have an operating agreement and, in accordance with the District of Columbia Limited Liability Act, all members have equal rights.

Discussion of classes of membership interests and other securities

As a limited liability company, the only equity interests are membership interests. The company has not yet adopted an Operating Agreement and therefore, by default, District of Columbia LLC law applies.

The company has committed to issue or has issued equity interests to three outside advisors pursuant to independent advisor agreements as follows:

- 5% of the equity interests to Allen Morgan pursuant to an independent advisor agreements; he has signed a subscription agreement for his equity, and is thus a member of the company.
- 1% of the equity interests to Ian McNish pursuant to an independent advisor agreement; he has not yet signed a subscription agreement and is not a member of the company.
- 0.4% of the equity interests to Bill Angeloni pursuant to an independent advisor agreement; he has not yet signed a subscription agreement and is not a member of the company.

The company has convertible notes outstanding as of August 1, 2016: $505,000. These notes bear an interest rate of 6% and have maturity dates three years after their respective issuances. These notes are convertible into equity based on a $3,000,000 valuation cap. Detailed terms are described below under "Recent Offerings of Securities." Our main investors include Dreamit Ventures as well as three of our outside advisors: Allen Morgan (formerly of Mayfield Fund), David Steinberg (Zeta Interactive CEO) and Ian McNish (Linkedin founding team), as identified above.

The securities offered in this offering

The following description is meant to be a brief summary of the material terms of the Offering and is qualified in its entirety by the terms contained in the note.

We are offering investors convertible notes bearing an interest rate of 6% with a maturity date 36 months after their issuance at the close of the offering. Interest will accrue and be paid at maturity or upon conversion. The company may choose to pay the accrued interest in cash, shares, or a combination of the two. When the notes convert as a result of a future equity financing, the notes provide investors in this offering with a 20% discount to the price to be paid by the new investors or a $4.5 million cap on the valuation of the preferred units/shares into which the notes convert. The notes will convert into (1) shares of preferred units/preferred stock upon maturity and in the event of a future equity financing or (2) shares of common stock in the event of a corporate sale, takeover or merger.

Our minimum target raise is $250,000 and we will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of November 6, 2016.

The convertible notes in this offering are based on the Keep It Simple Security ("KISS") developed by 500 Startups, as amended to reflect the specifics of this offering.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional membership interests or shares. In other words, when the company issues more interests or shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of interests or shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture-capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more interests or shares, an investor could experience value dilution, with each interest or share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

As a limited liability company, the company is not restricted regarding the issuance of additional membership units to future investors, so long as the company receives approval from its members. Our three members, Michael Goldstein, David Steinberg and Allen Morgan have approved this offering. Additionally, the company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. Conversion of the notes sold in this and previous offerings will also dilute ownership.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally (as in this offering), convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per interest or share.

Transferability of securities

For a year, the securities (and any securities they are converted into) can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Financial condition

SwitchPitch LLC has been in operations as a company starting on August 25, 2013. Since inception, we have not generated significant revenue from the purchase of or subscription for our core product, the SwitchPitch online platform. As such, we are still a development stage company and are dependent on additional financing, including this offering, to have the funds develop our platform further necessary and accelerate sales and marketing.

Results of Operations

The Company has not yet generated substantial revenues from its platform, has sustained losses both in 2014 and 2015 and, so far, in 2016.

Our operating expenses consist of product development, professional services, insurance, event production and management, marketing and advertising, utilities, and general and administrative costs. Operating expenses in 2015 amounted to $ 219,653, an increase from $ 148,230 in 2014. The primary components of the increase were due to:

- Product development expenses increased from $93,659 in 2014 to $219,653 in 2015.

- General and administrative expenses increased from $ 54,571in 2014 to $85,537 in 2015.

As a result of the foregoing factors, our net loss from operations was $180,412 in 2015.

From January 1, 2016 through March 31, 2016, our total revenues were $22,123 with operating losses amounting to $ 4,985.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from usage of our platform, subscriptions only provide a fraction of the money needed to operate the company, and profits are not likely for some time.

As of December 31, 2015, we incurred a net loss of approximately $193,400 compared to approximately $100,418 incurred in 2014. The company has a members' deficiency of $417,651 and $153,856 as of December 31, 2015 and 2014, respectively.

We had cash on hand in the amount of $12,086 as of December 31, 2015. By March 31, 2016, we had cash on hand in the amount of $18,500.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company. The company does not have any bank loans or lines of credit it can call on to fund its operations.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Indebtedness

We do not have any significant indebtedness other than the convertible notes discussed below. We have a company corporate credit card with a current outstanding balance of $20,000. We owe our developers $80,000, to be repaid in the next six months.

Recent offerings of securities

We have made the following issuances of securities within the last three years:

- We have issued convertible notes to various investors in 2014, 2015 and 2016 in a total amount of $470,000 raised using convertible note. These notes were issued to accredited investors in reliance on Rule 506(c) under the Securities Act. Terms of the notes were substantially similar to the current offering but with a valuation cap of $3 million. We describe terms of the notes in more detail below.
- We have issued additional convertible notes to two accredited investors on July 29, 2016 in the amount of $35,000 with terms substantially similar to the previously issued convertible notes with a valuation cap of $3 million. This issuance provides bridge financing for the company pending the closing of this offering.

Following the conclusion of this offering, we plan on issuing convertible notes to accredited investors in reliance on Rule 506(c) under the Securities Act. The terms of those notes have not yet been finalized.

The terms of the company's previously issued convertible notes are as follows:

SwitchPitch issued $220,000 and $100,000 convertible notes during the years ended December 31, 2015 and 2014, respectively. The notes bear interest at 6% per annum and mature 36 months after issuance. $100,000 and $220,000 of the notes mature in 2017 and 2018, respectively. Maturity is subject to an acceleration clause in the case of a change in control. No payments are required until maturity, when all principal and accrued interest comes due.

The notes are automatically converted into the company's membership interests upon a qualified equity financing transaction (as defined in the agreements) of $1,000,000 or more. The conversion price applicable to the $220,000 of notes issued during 2015 and $25,000 of the notes issued in 2014 is at a 20% discount to the pricing in the triggering equity financing, subject to a valuation cap of $3,000,000. One such note (principal of $100,000), is subject to an agreement providing the noteholder with certain rights and privileges pertaining to the company's live events, including native content integration, physical and digital presence, signage, booths, free tickets, access and introductions, certain rights to the company's email lists, and favored accelerator status, among other provisions.

The remaining two notes issued during 2014 for $25,000 and $50,000 are convertible into 2.5% and 5%, respectively, of the company's membership interests then outstanding (taking into account the closing of the qualified financing and assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the subject note). The first of these notes, in the amount of $25,0000, is owned by Exhilarator, LLC, which was founded by the founder and managing member SwitchPitch, Michael Goldstein. The latter note contains a provision providing the noteholder an option upon a sale of the company (as defined in the agreement) for repayment of principal and interest or the payment of a 5% equity equivalent from such transaction. This noteholder also is entitled to 5% of any distributions by the company while the note is outstanding.

During 2016, the company issued six convertible notes for total principal of $185,000. These mature in 36 months (2019), require no payments of principal or interest until maturity, and bear interest at 6% per annum. The notes are automatically converted into membership interests in the company upon a qualified equity financing of $1,000,000 or more, at a 20% discount to the pricing in the triggering round, subject to a $3,000,000 valuation cap.

Total Notes outstanding as of August 1, 2016: $505,000. These notes bear an interest rate of 6% and have maturity dates three years after their respective issuances. These notes are convertible into equity based on a $3,000,000 valuation cap.

Valuation

We have not undertaken a valuation of the company.

USE OF PROCEEDS

We are seeking to raise a minimum of $250,000 and up to $1,000,000 in this offering through Regulation Crowdfunding. The proceeds of this offering, along with our most recent offering under Rule 506(c), will be used to cover the operating expenses of SwitchPitch.

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

The following uses of proceeds are based on the company's current spending forecast and include:

- $80,000 used to repay Clevertech for development expenses
- Approximately $350,000 on technology development
- Approximately up to $625,000 on team expansion
- Approximately $225,000 on marketing, public relations and lead generation
- Approximately $150,000 on global launch

Our main focus will be in order of priority:

1. Expansion of the team by bringing in:
    - VP of Development
    - Customer Success manager
    - Sales Manager
2. Bring technology in-house
3. Sign partnership deals with channel sales partners
4. Rollout startup partnership program
5. Exhibit at innovation trade events

We will delay global launch and slow down team expansion if we raise less than the anticipated proceeds.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

You will be able to find our annual reports on www.switchpitch.com

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at https://www.seedinvest.com/switchitch/seed.

MAKING AN INVESTMENT IN SWITCHPITCH

How does making a reservation work?

You can make a reservation in SwitchPitch's round during the first 15 days of their campaign. This is a non-binding reservation that you will be able to confirm as an actual investment following the reservation period.

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SwitchPitch. Once SwitchPitch accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SwitchPitch in exchange for your shares. At that point, you will be an investor in SwitchPitch.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information

4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SwitchPitch has set a minimum investment amount of US $500.00.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

AFTER MY INVESTMENT

What is my ongoing relationship with SwitchPitch?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.